Exhibit 99.1

CRH Medical Corporation Announces 2018 First Quarter Results

VANCOUVER, April 30, 2018 /CNW/ - CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) (the "Company"), today announced its financial results for the quarter ended March 31, 2018.

Edward Wright, Chief Executive Officer of CRH commented, "We are extremely pleased with our first quarter results, which were positively impacted by the continued successful management and organic growth realized in the 16 anesthesia transactions we have integrated into CRH, in particular those acquired in 2017. The integration of Shreveport, our most recent acquisition, and future acquisitions will continue to positively impact our business as we move forward."

This news release should be read in conjunction with the Company's audited financial statements and management discussion and analysis for the quarters ended March 31, 2018 and 2017 that have been filed on SEDAR and are available at www.sedar.com and on the Company's website at www.crhmedcorp.com.

Consolidated Financial Highlights (expressed in USD)

	Three Months Ended March 31,
	2018	2017 Restated (1)	Change
Anesthesia services revenue	22,108,625	18,592,336	19%
Product revenue	2,556,876	2,776,315	(8%)
Total revenue	24,665,501	21,368,651	15%

Operating expenses – adjusted (2)
Anesthesia services	10,416,049	8,299,328	26%
Product	1,092,835	1,036,979	5%
Corporate	742,930	984,537	(25%)
Total operating expenses – adjusted (2)	12,251,814	10,320,844	19%

Total adjusted operating EBITDA (2)	12,413,687	11,047,808	12%
Shareholders of the Company	8,231,336	7,719,306	7%
Non-controlling interest	4,182,351	3,328,502	26%

Anesthesia patient cases serviced	57,657	42,363	36%

(1)	On adoption of IFRS 15, the Company restated prior year revenue and operating expenses. Refer to note 3 of the
	unaudited interim financial statements for the three months ended March 31, 2018 and 2017 for further details.
(2)	Non-IFRS measure. Please refer to page 6 of this document for a reconciliation of reported results to non-IFRS measures.

Results of Operations – Three Months Ended March 31, 2018

Revenues for the three months ended March 31, 2018 were $24,665,501 compared to $21,368,651 for the three months ended March 31, 2017.

Revenues from anesthesia services for the three months ended March 31, 2018 were $22,108,625 compared to $18,592,336 for the three months ended March 31, 2017. As noted below, the increase was primarily due to the Company's anesthesia acquisitions completed mid-year in 2017; however, there were a number of factors which impacted the change in revenue between the first quarter of 2018 and the first quarter of 2017. The $3.5 million increase in revenue from the prior period is reflective of the following:

•	growth through acquisitions completed in 2017 and 2018 contributed $7.4 million of the increase when comparing the two periods. This is comprised of growth from acquisitions completed in 2017 ($7.3 million) and growth from acquisitions completed in 2018 ($0.1 million);
•	the impact of the CMS final fee schedule resulted in a decrease in revenue of approximately $2.0 million when compared to the first quarter of 2017;
•	executing contracts with non-contracted payors, primarily related to entities acquired in 2016, decreased revenue by $1.4 million when compared to the first quarter of 2017;
•	the change in payor mix between federal and commercial decreased revenue by approximately $0.1 million;
•	a negative adjustment as a result of the change in the impact of revenue estimates of $0.7 million, which includes $0.3 million of non-recurring items, when compared to 2017; and
•	revenue growth from our exclusive agreement to develop and manage a monitored anesthesia care program with Puget Sound Gastroenterology of approximately $0.3 million.

As adjusted operating expenses are largely fixed in nature, changes in revenue primarily drive changes in operating income and adjusted operating EBITDA.

In the three months ended March 31, 2018, the anesthesia services segment serviced 57,657 patient cases compared to 42,363 patient cases during the three months March 31, 2017.

We had previously reported that the CMS final rule, implemented effective January 1, 2018, would impact our revenue per case by approximately 12.0%.  Actual results to date have shown an impact of approximately 10.5%. In addition, we had reported at year end that the revenue per case we receive from our commercial payors would decrease approximately 5% as we contract with payors for acquisitions completed prior to December 31, 2017. During the first quarter of 2018 the Company did not enter into any material contracts with commercial payors. We expect the total impact to revenue from these reductions in the anesthesia revenue per case to be offset through organic growth in patient cases and revenue generated through the deployment of available capital for future acquisitions as we progress through the year.

Revenues from product sales for the three months ended March 31, 2018 were $2,556,876 compared to $2,776,315 for the first quarter of 2017. The first quarter of 2017 reflected higher than normal quarterly sales for this segment; hence the decrease when compared to 2018. The Company continues to successfully execute on the Company's direct to physician program that allows physicians to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience. As of March 31, 2018, the Company has trained 2,744 physicians to use the O'Regan System, representing 1,054 clinical practices. This compares to 2,490 physicians trained, representing 963 clinical practices, as of March 31, 2017.

For the three months ended March 31, 2018, total adjusted operating expenses were $12,251,814 compared to $10,320,844 for the three months ended March 31, 2017. Increases in adjusted operating expenses are primarily related to adjusted operating expenses in the anesthesia services business. Factors impacting the fluctuation of total adjusted operating expenses are consistent with those impacting operating expenses.

Anesthesia services adjusted operating expenses for the three months ended March 31, 2018 were $10,416,049, compared to $8,299,328 for the three months ended March 31, 2017. Anesthesia services adjusted operating expenses primarily include labor related costs for Certified Registered Nurse Anesthetists and MD anesthesiologists, medical drugs and supplies, and billing and management related expenses. The Company's first anesthesia acquisition was in the fourth quarter of 2014, with fifteen further acquisitions completed in 2015, 2016, 2017 and 2018. As a result, the first quarter of 2018 is not directly comparable to 2017, with the majority of the increase relating to operating expenses for acquired companies. Though quarterly revenue may fluctuate significantly, quarterly adjusted operating expenses, which are primarily employee related costs, due to their fixed nature, are not expected to fluctuate materially. These expenses are primarily impacted by the Company's acquisition strategy.

Product sales adjusted operating expenses for the three months ended March 31, 2018 were $1,092,835 compared to $1,036,979 for the three months ended March 31, 2017. Though sales have decreased from the first quarter of 2017, costs have not decreased as much of the cost base for the product segment is fixed. Employment and related costs have remained consistent with the first quarter of 2017, with the increase relating to higher product support costs, specifically travel costs relating to marketing and training. Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance. In the future, the Company expects adjusted operating expenses to increase as the Company continues to invest in activities aimed at increasing demand for training and use of the CRH O'Regan System.

Corporate adjusted operating expenses for the three months ended March 31, 2018 were $742,930 compared to $984,537 for the three months ended March 31, 2017. The decrease in corporate adjusted operating expense is a reflection of lower professional fees, employee related costs, and travel expenses when compared to the first quarter of 2017. The reduction in professional fees reflects decreased corporate activity in 2018; similarly travel expenses reflect the same. The decrease in employee related costs is reflective of the additional employer payroll liabilities incurred in 2017 as a result of the vesting of restricted share units.

Adjusted operating EBITDA attributable to shareholders of the Company for the three months ended March 31, 2018 was $8,231,336, an increase of $512,030 from the three months ended March 31, 2018.  The increase in adjusted operating EBITDA attributable to shareholders is primarily a reflection of the contributions from acquisitions completed in 2017, offset by the impacts of the CMS final rule, and the impact of moving from non-contracted to in contract status for commercial payors.

Adjusted operating EBITDA attributable to non-controlling interest was $4,182,351 for the three months ended March 31, 2018. This comprises the non-controlling interests' share of revenues of $6,942,480 and adjusted operating expenses of $2,760,129.

Total adjusted operating EBITDA was $12,413,687 for the three months ended March 31, 2018, an increase of $1,365,879 from the same period in 2017.

At March 31, 2018, the Company had $4,832,332 in cash and cash equivalents compared to $12,486,884 at the end of 2017. The decrease in cash and equivalents is primarily a reflection of cash generated from operations, less cash used to finance normal course issuer bid repurchases, the Shreveport Sedation Associates acquisition and debt repayments during the three months ended March 31, 2018.

Working capital was $11,409,331 compared to working capital of $20,102,948 at December 31, 2017. The Company expects to meet its short-term obligations, including short-term obligations in respect of its notes payable and deferred consideration through cash earned through operating activities. The average number of days receivables outstanding at March 31, 2018 was 51 days. At December 31, 2017, the average number of days receivables outstanding was 42 days. Traditionally, the receipt of payments is slower in the first quarter of the year as patients have not met insurance deductibles. Also impacting the days receivable outstanding as of March 31, 2018 is the implementation of the new CMS billing codes which resulted in delays in the processing of payments by payors.

Conference Call

CRH will host a conference call to discuss its results on May 1, 2018, at 11:00 am EST (08:00 am PST). To participate in the conference, please dial 1-800-319-4610, or 1-604-638-5340. An audio replay will be available shortly after the call by dialing 1-855-669-9658 or (604) 674-8052 and entering access code 1984. The replay will be available for two weeks after the call.

About CRH Medical Corporation

CRH Medical Corporation is a North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH became a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures in ambulatory surgical centers. To date, CRH has completed 16 anesthesia acquisitions. CRH now serves 36 ambulatory surgical centers in eight states and performs approximately 250,000 procedures annually. In addition, CRH owns the CRH O'Regan System, a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states.

Non-IFRS Measures

This document makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company's financial information reported under IFRS. Management uses non-IFRS measures such as operating expenses – adjusted and operating EBITDA to provide investors with a supplemental measure of the Company's operating performance and thus highlight trends in the Company's core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

Adjusted operating EBITDA

For the three months ended	2018	2017				2016
(USD in thousands)	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Adjusted operating EBITDA attributable to:
Shareholders of the Company	8,231	11,489	7,775	7,352	7,719	10,281	9,122	7,054	5,914
Non-controlling interest	4,182	5,473	3,119	2,878	3,328	4,219	2,533	1,518	848
Total adjusted operating EBITDA	12,414	16,963	10,894	10,230	11,047	14,500	11,655	8,572	6,762
Amortization expense	(6,994)	(7,169)	(5,897)	(5,603)	(5,059)	(4,715)	(4,711)	(2,925)	(2,475)
Depreciation and related expense	(23)	(25)	(22)	(20)	(13)	(30)	(31)	(30)	(15)
Stock based compensation	(828)	(799)	(968)	(781)	(906)	(525)	(297)	(290)	(264)
Acquisition expenses	(109)	(97)	(355)	(88)	(127)	(58)	(21)	(286)	(62)
Impairment of inventory	-	-	-	-	-	-	-	-	-
Impairment of intangible assets	-	(6,653)	-	-	-	-	-	-	-
Operating income	4,460	2,219	3,652	3,738	4,946	9,172	6,595	5,041	3,946
Net finance income (expense)	(585)	9,834	400	(3,571)	(1,246)	(1,175)	(1,381)	(2,156)	289
Income tax (expense) recovery	(694)	(5,755)	(604)	453	(397)	(1,643)	(188)	(1,219)	(1,205)
Net and comprehensive income	3,182	6,298	3,448	620	3,302	6,354	5,026	1,666	3,030

Adjusted operating expenses (1)

For the three months ended	2018	2017				2016
(USD in thousands)	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar

Anesthesia services - adjusted operating expense	10,416	11,411	9,177	8,712	8,299	8,121	7,666	5,378	4,670
Amortization expense	6,993	7,169	5,897	5,603	5,056	4,715	4,711	2,925	2,475
Depreciation and related expense	1	3	2	3	2	1	3	2	2
Stock based compensation	123	71	100	106	149	120	38	27	17
Acquisition expenses	109	97	356	87	127	58	21	286	62
Impairment of intangible assets	-	6,653	-	-	-	-	-	-	-
Anesthesia services expense	17,642	25,404	15,532	14,511	13,633	13,014	12,439	8,618	7,226

Product sales - adjusted operating expense	1,093	1,295	1,094	1,142	1,037	1,083	974	1,004	998
Amortization expense	1	1	1	1	5	-	-	-	-
Depreciation and related expense	16	16	14	12	8	15	15	15	1
Stock based compensation	107	95	90	76	110	125	90	99	84
Impairment of inventory	-	-	-	-	-	-	-	-	-
Product sales expense	1,217	1,408	1,199	1,231	1,160	1,223	1,079	1,118	1,083

Corporate - adjusted operating expenses	743	882	994	844	985	746	684	853	754
Amortization expense	-	-	-	-	(4)	-	-	-	-
Depreciation and related expense	5	6	6	5	3	14	14	13	13
Stock based compensation	599	633	777	599	647	280	169	164	162
Corporate expense	1,347	1,521	1,776	1,448	1,630	1,040	867	1,030	929

Total adjusted operating expense	12,252	13,588	11,265	10,698	10,321	9,950	9,325	7,235	6,422
Total operating expense	20,205	28,332	18,507	17,190	16,423	15,278	14,386	10,766	9,238

(1)	Fiscal years 2017 and 2016 are restated for the adoption of IFRS 15, effective January 1, 2018. Refer to note 3 of the unaudited
	consolidated interim financial statements for the three months ended March 31, 2018

Forward-looking Statements

Information included or incorporated by reference in this report may contain forward-looking statements. This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "plan," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology. Certain risks underlying our assumptions are highlighted below; if risks materialize, or if assumptions prove otherwise to be untrue, our results will differ from those suggested by our forward looking statements and our results and operations may be negatively affected. Forward-looking statements in this report include statements regarding profitability, additional acquisitions, increasing revenue and Operating EBITDA, continued growth of our business in line with historical growth rates, trends in our industry, financing plans, our anticipated needs for working capital and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our ability to identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; our ability to manage growth and achieve our expansion strategy; changes to payment rates or methods of third-party payors, including United States government healthcare programs, changes to the United States laws and regulations that regulate payments for medical services, the failure of payment rates to increase as our costs increase, or changes to our payor mix; decreases in our revenue and profit margin under our fee for service contracts and arrangements, where we bear the risk of changes in volume, payor mix, Radiology, Anesthesiology and Pathology benefits, and third-party reimbursement rates; Ambulatory Surgical Centers or other customers may terminate or choose not to renew their agreements with us; our need to raise additional capital to fund future operations; the effect of various restrictive covenants and events of default under the Credit Facilities; we may still be able to incur substantially more debt, which could further exacerbate the risks associated with increased leverage; significant price and volume fluctuation of our share prices; the risk that we may write-off intangible assets; the operating margins and profitability of our anesthesia segment could be adversely affected if we are unable to maintain or increase anesthesia procedure volumes at our existing Ambulatory Surgical Centers; we may not be able to successfully recruit and retain qualified anesthesiologists or other independent contractors; adverse events related to our product or our services may subject us to risks associated with product liability, medical malpractice or other legal claims, insurance claims, product recalls and other liabilities, which may adversely affect our operations; our industry's health and safety risks; Affordable Care Act reform in the United States may have an adverse effect on our business, financial condition, results of operations and cash flows and the trading price of our securities, financial condition, results of operations and cash flows and the trading price of our securities; failure to manage third-party service providers may adversely affect our ability to maintain the quality of service that we provide; income tax audits and changes in our effective income tax rate could affect our results of operations; our dependence on suppliers could have a material adverse effect on our business, financial condition and results of operations; unfavorable economic conditions could have an adverse effect on our business; we may be subject to a variety of regulatory investigations, claims, lawsuits, and other proceedings; if we are unable to adequately protect or enforce our intellectual property, our competitive position could be impaired; we may not be successful in marketing our products and services; our employees and third-party contractors may not appropriately record or document services that they provide; failure to timely or accurately bill for services could have a negative impact on our net revenue, bad debt expense and cash flow; we may be unable to enforce the non-competition and other restrictive covenants in our agreements; our senior management has been key to our growth, and we may be adversely affected if we lose any member of our senior management; our industry is already competitive and could become more competitive; if there is a change in federal or state laws, rules, regulations, or in interpretations of such federal or state laws, rules or regulations, we may be required to redeem our physician partners' ownership interests in anesthesia companies under the savings clause in our joint venture operating agreements; changes in the United States federal Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations could result in criminal offences and potential sanctions; our employees and business partners may not appropriately secure and protect confidential information in their possession; we are dependent on complex information systems; we may be subject to criminal or civil sanctions if we fail to comply with privacy regulations regarding the protection, use and disclosure of patient information; we have a legal responsibility to the minority owners of the entities through which we own our anesthesia services business, which may conflict with our interests and prevent us from acting solely in our own best interests; a significant number of our affiliated physicians could leave our affiliated Ambulatory Surgical Centers; if regulations or regulatory interpretations change, we may be obligated to re-negotiate agreements of our anesthesiologists or other contractors; the continuing development of our products and provision of our services depends upon us maintaining strong relationships with physicians; we operate in an industry that is subject to extensive federal, state, and local regulation, and changes in law and regulatory interpretations; unfavorable changes or conditions could occur in the states where our operations are concentrated; government authorities or other parties may assert that our business practices violate antitrust laws; if we were to lose our foreign private issuer status under United States federal securities laws, we would likely incur additional expenses associated with compliance with United States securities laws applicable to United States domestic issuers; significant shareholders of the Company could influence our business operations, and sales of our shares by such significant shareholders could influence our share price; anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders; changes in the medical industry and the economy may affect the Company's business; our industry is the subject of numerous governmental investigations into marketing and other business practices which could result in the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, divert the attention of our management, and have an adverse effect on our financial condition and results of operations; evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; we may face exposure to adverse movements in foreign currency exchange rates.

For a complete discussion of the Company's business including the assumptions and risks set out above, see the Company's annual information form which is available on SEDAR at www.sedar.com.

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%CIK: 0001461119

For further information: Kettina Cordero, Director of Investor Relations, CRH Medical Corporation, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com/

CO: CRH Medical Corporation

CNW 17:00e 30-APR-18